UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 8, 2021

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In the Matter of

Ryca International, Inc.
8300 McConnell Avenue
Los Angeles, CA 90045

**ORDER DECLARING OFFERING
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-11371

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      Ryca International, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

      In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on November 8, 2021.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief